

February 28, 2011

<u>Via U.S. Mail</u>

Matthew Mecke
Chief Executive Officer and President
Sino Payments, Inc.
Unit T25, GF Bangkok Bank Building
18 Bonham Strand West
Sheung Wan, Hong Kong

> **Re: Sino Payments, Inc.**
> **Form 10-K for fiscal year ended August 31, 2010**
> **Filed January 12, 2011**
> **Form 10-Q for period ended November 30, 2010**
> **Filed January 19, 2011**
> **File No. 0-53537**

Dear Mr. Mecke:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended August 31, 2010

Item 15. Exhibits

Exhibits 31.1 and 31.2

1.   In future filings, please do not alter the language of the principal officer certifications as required by Section 302 of the Sarbanes-Oxley Act of 2002, as the certifications should be in the exact form as illustrated in Item 601(b)(31) of Regulation S-K. Please also specify the periodic report in paragraph 1 of the certification.

Form 10-Q for the period ended November 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 12

Quarterly Developments, page 13

2.   We note that you completed the joint venture agreement on December 1, 2010 to form Tap ePayment Services Limited, whereby you had planned to issue 1,000,000 shares of common stock to Tap Group in exchange for 51% ownership in the joint venture. Considering the completion date of the joint venture agreement, please tell us how you were able to record this transaction as of November 30, 2010. In addition, given your majority ownership percentage, please provide to us your analysis of the accounting for this transaction. In your response explain to us whether the joint venture is consolidated or accounted for as an equity method investment and tell us the basis for your conclusion. Cite any relevant accounting literature in your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Robert Telewicz
Senior Staff Accountant